SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Resolution Relating to Woori Financial Group’s Dividend Payment

On March 5, 2021, the Board of Directors of Woori Financial Group passed a resolution recommending a cash dividend of KRW 360 per common share. The record date is December 31, 2020.

Key Details

1)	Dividend per common share (KRW) : 360 (3.6% of the market price of the common stock)

2)	Total dividend amount (KRW) : 260,016,365,160

•	The decision to disburse the above dividend is subject to the results of the audit and approval at the annual general meeting of shareholders of Woori Financial Group.

•

The above market dividend rate is the percentage (to the first decimal place) of the dividend per share to the arithmetic mean of the closing prices in the trading market for the one week ending on the day that is two trading days before the closing date of the shareholder register.

•	The total number of shares subject to dividend payment is 722,267,681 shares.

•

In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Financial Group.

•

On March 5, 2021, the board of directors of Woori Financial Group passed a resolution to reduce capital reserves to increase the profits available for dividends (expected increase of KRW 4 trillion), which will be voted on at the annual general meeting of shareholders of Woori Financial Group on March 26, 2021(please refer to the Agenda in the convocation announcement of the annual general meeting of shareholders).

•	We are planning to review various market-friendly shareholder return policies to improve shareholder value while maintaining capital adequacy, assuming COVID-19 stabilizes.

Resolution Relating to Woori Bank’s Dividend Payment

On March 5, 2021, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Financial Group, passed a resolution recommending a cash dividend of KRW 950 per common share. The record date is December 31, 2020.

Key Details

1)	Dividend per common share (KRW) : 950

2)	Total dividend amount (KRW) : 680,200,000,000

•	The total number of shares subject to dividend payment is 716,000,000 shares.

•	The entire dividend amount is to be paid to Woori Financial Group, which holds all of the common shares of Woori Bank.

•	In accordance with the Korean Commercial Code, the dividend is expected to be disbursed within one month from the date of approval at the annual general meeting of shareholders of Woori Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: March 5, 2021	By: /s/ Sung-Wook Lee
(Signature)
Name: Sung-Wook Lee
Title: Senior Managing Director